GIANT

2011 First Quarter Results Presentation

May 12, 2011



Safe Harbor Statement and Currency Convenience Translation

GIANT

Safe Harbor Statement

Statements in this release contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and among others, include our business outlook for the second quarter of 2011, the ability of *ZT Online* series to attract players and extend its life cycle with the enhancements introduced in the first quarter 2011, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by *ZT Online* gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users' preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2009, as filed with the Securities and Exchange Commission on June 7, 2010, and are available on the Securities and Exchange Commission's website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 8 of our annual report for fiscal year 2009. Our actual results of operations for the first quarter of 2011 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.5483, which was the noon buying rate as of March 31, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

Giant Interactive Group

A Leading Online Game Developer & Operator

Giant: NYSE Listed

GIANT

NYSE IPO:	**November 1, 2007**
Ticker:	**GA**
Market Cap:	**US$2.2 Billion** *May 11, 2011*
Fully Diluted Shares:	**Approximately 234 Million**

About Giant:	
Headquarters:	**Shanghai, China**
Employees:	**Approximately 2,400 including 800 liaison personnel**
Investor Information:	**www.ga-me.com**

GA LISTED NYSE

Key Operational and Financial Highlights

Key Quarterly Operating Metrics

GIANT


Active Paying Accounts (APA)
Accounts in Thousands
2,000
1,600
1,200
800
400
0
1,373
1,435
1,497
1,693
1,779
1Q10
2Q10
3Q10
4Q10
1Q11


Average Concurrent Users (ACU)
Users in Thousands
700
600
500
400
300
200
100
0
588
670
538
584
586
1Q10
2Q10
3Q10
4Q10
1Q11


Average Revenue per User (ARPU)
RMB
300
250
200
150
100
50
0
220
223
226
215
216
1Q10
2Q10
3Q10
4Q10
1Q11


Peak Concurrent Users (PCU)
Users in Thousands
2,500
2,000
1,500
1,000
500
0
1,611
1,657
1,466
1,713
1,916
1Q10
2Q10
3Q10
4Q10
1Q11

Solid Profitability and High Margins

GIANT

Net Revenue



US Dollars in millions
70
60
50
40
30
20
10
0
44.6
47.4
50.6
55.8
61.6
1Q10
2Q10
3Q10
4Q10
1Q11

Gross Profit Margin



100%
80%
60%
40%
20%
0%
85.2%
85.4%
85.2%
84.5%
84.4%
1Q10
2Q10
3Q10
4Q10
1Q11

Net Income



US Dollars in millions
50
40
30
20
10
0
27.1
27.4
31.2
35.0
40.0
1Q10
2Q10
3Q10
4Q10
1Q11

Net Income Margin



100%
80%
60%
40%
20%
0%
60.9%
57.8%
61.6%
62.8%
65.0%
1Q10
2Q10
3Q10
4Q10
1Q11

Q1 2011 Key Financial Highlights

GIANT

(In millions, except EPS data)	Q1 2011 US$	Q1 2011 RMB	Q4 2010 RMB	Q-o-Q %	Q1 2010 RMB	Y-o-Y %	Margins
Total Net Revenue	61.6	403.3	368.1	9.6%	304.4	32.5%	
Cost of Services	9.6	62.8	56.9	10.4%	45.1	39.2%	
Gross Profit	52.0	340.4	311.2	9.4%	259.3	31.3%	84.4%
Operating Expenses	14.0	91.4	168.3	-45.7%	80.8	13.1%	
Income from Operations	38.0	249.0	142.9	74.2%	178.5	39.5%	61.7%
Net Income Attributable to the Company's Shareholders	40.0	262.1	231.3	13.3%	185.2	41.5%	65.0%
Basic EPS (RMB)		1.15	1.02	12.7%	0.82	40.2%	
Diluted EPS (RMB)		1.12	0.99	13.1%	0.79	41.8%	

			Q4 2010 US$	Q-o-Q %	Q1 2010 US$	Y-o-Y %	
Basic EPS (US$)	0.18		0.15	20.0%	0.12	50.0%	
Diluted EPS (US$)	0.17		0.15	13.3%	0.12	41.7%	

Strong Balance Sheet

GIANT

(In millions)	Mar 31, 2011 US$	Mar 31, 2011 RMB	Dec 31, 2010 RMB	Mar 31, 2010 RMB
Cash, Cash Equivalents & Short-Term Investments	944.7	6,186.4	6,030.3	5,040.1
Current Assets	991.1	6,489.9	6,304.0	5,257.1
Total Assets	1,114.1	7,295.5	7,108.1	6,597.8
Current Liabilities	137.7	901.6	700.3	500.1
Total Liabilities	137.7	901.9	700.5	500.5
Shareholders' Equity	974.7	6,382.9	6,392.9	6,080.5
Non-controlling Interest	1.6	10.7	14.8	16.9
Total Liability and Equity	1,114.1	7,295.5	7,108.1	6,597.8

Operational Updates

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Multiple expansion packs and continuous updates introduced since launch • Also available in Greater China, Vietnam and Russia • An expansion pack released with a new dragon system and other features in 1Q11
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty • New game functions and features such as new 1-on-1 PK campaigns, secret dungeons and a new marriage system in 1Q11
ZT Online Green	• Open beta testing launched at end of 1Q10 • Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • Updated with the addition of more casual gameplay in 1Q11
ZT Online 2	• Sequel to ZT Online, brand new Free-To-Play 2D MMORPG • 3rd generation in-game economy providing a fairer system to more gamers • Innovative artwork methods adopted to improve graphical quality in gameplay • Unlimited closed beta testing in November 2010 with PCU approaching 200,000 • Official closed beta testing in April 2011 with PCU currently achieving 300,000

Product Portfolio & Pipeline

GIANT

Existing Games	Game History and Initiatives
Giant Online 巨人	• 2.5D modern military themed MMORPG • Open beta testing launched at end of 1Q08 • Taiwanese version entered into official open beta testing at end of 3Q10 • New expansion pack released in April 2011
The Golden Land	• Browser-based webgame with a medieval strategy theme • Remained one of the most popular webgames in Taiwan and Japan in 1Q11 • Versions for Brazil and Thailand expected to launch in May 2011 • Localization and beta testing expected for Spain in 2Q11 and Turkey in 3Q11 • Open beta testing of Korea & the US and European versions expected in June 2011
XT Online 仙途	• 2.5D ancient Chinese fantasy martial arts MMORPG • Part of our Win@Giant program from 2Q09 • Various new features launched 1Q11; Open beta testing expected in 2H11 • Exclusive licensing agreement signed with FPT Online to operate in Vietnam starting 2H11
Dragon Soul 龍魂	• 3D ancient Chinese PK MMORPG • Developed by our R&D office in Chengdu, Sichuan; closed beta testing began in 3Q10 • A PK system introduced to the first expansion pack in 1Q11 • Supporting licensing partner Neonga AG to localize for USA. Canada and various European countries
Upcoming Games	**Game History and Initiatives**
Spirits of the Warriors	• Self-developed 3D MMORPG based on the Three Kingdom period in ancient Chinese history • Developed using the RenderWare graphics engine • Limited closed beta testing expected in mid 2011
Elsword ELSWORD	• Licensed 3D side-scrolling, advanced casual MMO game developed by KOG of South Korea • Further limited engineering testing in 2Q11 • Marketing campaigns and commercial launch in China expected in 2H11
Allods Online	• Licensed 3D free-to-play fantasy & sci-fi MMORPG developed by Astrum Nival of Russia • Under further refining Chinese translation and localization • Preliminary engineering testing expected in 2Q11

Q1 2011 Marketing and Distribution Network

GIANT

Enhanced Marketing Efficiency in Q1'11

- 205 liaison offices
- 800 dedicated liaison personnel
- Over 130 distributors
- Over 96,000 retail outlets
- Penetration of all large cities and almost all provinces in China
- Focus on penetrating medium / small cities with continued Internet and on-site promotional events

GIANT

Maximize Player Awareness and Game Recognition to Improve Penetration

Business Outlook

Growth Strategies

To Develop and Operate the Largest Online Game Network in Asia

GIANT

1. Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles
2. Introduce Different Genres of Games and Expand Geographical Coverage to Grow Our Player Base
3. Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments

Near-term Expectation

GIANT

The Company expects the impact from the one-time gains during the first quarter 2011 to diminish in the second quarter 2011. However, given the marketing campaigns for the official closed beta testing for *ZT Online 2* that began in April 2011, the Company expects *ZT Online 2*'s revenue and user base to continue to grow. Therefore, the Company expects revenues from online games to accelerate and contribute to continued top-line growth in the second quarter 2011.

GIANT

NYSE: GA
Thank you

www.ga-me.com

